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                          June 11, 2024

       Benjamin Sexson
       Chief Executive Officer
       Monogram Technologies Inc.
       3913 Todd Lane
       Austin, TX 78744

                                                        Re: Monogram
Technologies Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 4, 2024
                                                            File No. 333-279927

       Dear Benjamin Sexson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at 202-551-4451 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Dean Colucci, Esq.